Exhibit 10.1
THE CROGHAN COLONIAL BANK
EMPLOYMENT AGREEMENT WITH STEVEN C. FUTRELL
DATED AND EFFECTIVE AUGUST 29, 2007
            THIS EMPLOYMENT AGREEMENT, effective as of August 29, 2007 (this “Agreement”), is made by and between The Croghan Colonial Bank (the “Bank”), and Steven C. Futrell (the “Executive”).
            WHEREAS, the parties previously entered into an Employment Agreement dated and effective as of April 16, 2001 and a subsequent Employment Agreement dated and effective as of April 16, 2004; and
            WHEREAS, the parties wish to continue the employment relationship between the Bank and the Executive on the terms and conditions herein provided;
            NOW THEREFORE, in consideration of the foregoing and of the respective covenants and agreements set forth below, the parties hereto agree as follows:
Section 1. Certain Definitions.
a.	“Annual Base Salary” shall have the meaning set forth in Section 5.a.

b.	“Board” shall mean the Board of Directors of the Bank or any committee thereof duly created or authorized by the Board to act in its behalf.

c.	The Bank shall have “Cause,” in the discretion of the Board, to Terminate the Executive’s employment hereunder upon Executive’s:
i.	willful and material failure to perform his duties hereunder, other than any such failure resulting from the Executive’s Disability, as determined by the Board;

ii.	conviction of a felony or a crime involving moral turpitude; or

iii.	fraud or personal dishonesty.
d.	“Bank” shall have the meaning set forth in the preamble hereto.

e.	“Code” shall mean the Internal Revenue Code of 1986, as amended.

f.	“Corporate Transaction” shall mean a “change in control event” under Treasury Regulations §§1.409A-3(i)(5)(v), 1.409A-3(i)(5)(vi)(A)(1) and 1.409A-3(i)(5)(vii) promulgated under Code §409A, with respect to either the Bank or Croghan, which includes certain changes in ownership, certain changes in effective control due to the acquisition of common shares, or certain changes in the ownership of a substantial portion of assets.
g.	“Croghan” shall mean Croghan Bancshares, Inc.

h.	“Date of Termination” shall mean:
i.	if the Executive’s employment is Terminated by his death, the date of his death, or

ii.	if the Executive’s employment is Terminated pursuant to any other provision of Section 6.a. of this Agreement, the date specified in the Notice of Termination.
i.	“Disability” shall mean the absence of the Executive from the Executive’s duties to the Bank on a full-time basis for a total of six (6) months during any twelve (12) month period as a result of incapacity due to any injury or to mental or physical illness which is determined to be reasonably likely to extend beyond the completion of the Term by a physician selected by the Bank and acceptable to the Executive or the Executive’s legal representative (such agreement as to acceptability not to be withheld unreasonably).

j.	“Effective Date” shall mean the date first set forth in the preamble hereto.

k.	“Executive” shall have the meaning set forth in the preamble hereto.

l.	“Good Reason” shall mean any action or inaction that constitutes a material breach by the Bank, or any successor, of this Agreement that occurs without the consent of the Executive; provided that (i) the Executive provides notice of such condition to the Bank within thirty (30) days of the initial existence of the condition, (ii) the Bank does not remedy the condition within thirty (30) days following receipt of such notice (the “Cure Period”), and (iii) the Executive Terminates within ten (10) days following the end of the Cure Period.

m.	“Notice of Termination” shall have the meaning set forth in Section 6.b. of this Agreement.

n.	“Severance Period” shall have the meaning set forth in Section 7.a.i. or 7.a.ii. of this Agreement.

o.	“Term” shall have the meaning set forth in Section 2 of this Agreement.

p.	“Termination” shall mean a “separation from service” as defined under Treasury Regulation §1.409A-1(h).

Section 2. Employment.
The Bank shall employ the Executive and the Executive shall work in the employ of the Bank for the period set forth in this Section 2, in the position or positions set forth in Section 3, and upon the other terms and conditions herein provided. The term of this Agreement shall commence upon the effective date of this Extension and end on the third anniversary thereof (the “Term”). The parties agree to confer, in good faith, six (6) months prior to the termination of this Agreement on any extension or renegotiation. If the time period specified in this Agreement should expire before any written extension or renegotiation is completed, both parties agree that the terms and conditions of this Agreement shall remain in full force and effect until a new agreement between the parties is reached, a written extension of this Agreement is signed by the parties or either party gives notice of its intention not to extend this Agreement or enter into a new agreement. The parties agree that the purpose of this Section 2 of this Agreement is to provide continuity of the rights and obligations of both parties in the event a new agreement or extension of this Agreement is not completed by expiration of the Term. This Section 2 is not meant to create and does not create a guarantee of employment to Executive.
Section 3. Position and Duties.
a.	The Executive shall serve as the President and Chief Executive Officer of the Bank. In such capacity, the Executive shall have such customary responsibilities, duties, and authority as may from time to time be assigned by the Board. The Executive shall devote substantially all his working time and efforts to the business and affairs of the Bank. The Executive shall not be required to perform any of his duties in a manner inconsistent with applicable law or the Bank’s Code of Ethics and Standards of Conduct. Except as modified herein, Executive’s employment shall be subject to all rules and regulations applicable to employees of the Bank as those rules and regulations may be altered or amended from time to time. The Executive will be evaluated on his performance annually by a committee of the Board.

b.	If elected or appointed thereto, and only for the duration of such elected term or appointment, Executive shall, in addition to the position(s) set forth in Section 3.a. of this Agreement, serve as a director of the Bank and/or any of its subsidiaries, and/or in one or more executive offices of any other subsidiaries of the Bank.
Section 4. Place of Performance.
In connection with his employment during the Term, the Executive shall be based in Fremont, Ohio.
Section 5. Compensation and Related Matters.
a.	Annual Base Salary. The Executive shall receive an Annual Base Salary of $194,900, effective January 1, 2007. The Executive’s Annual Base Salary shall be subject to adjustment during the Term in accordance with the salary administration program currently in effect for all Bank employees.

b.	Benefits. The Executive shall be entitled to participate in the employee benefit plans, programs, and arrangements of the Bank now or hereafter in effect which are applicable to the senior officers of the Bank, subject to and on a basis consistent with the terms, conditions, and overall administration thereof.

c.	Expenses. The Bank shall reimburse the Executive for all reasonable travel and other business expenses incurred by him in the performance of his duties to the Bank, in accordance with the Bank’s expense reimbursement policy.

d.	Vacation. Notwithstanding any other provision in the Bank’s employee handbook, the Executive shall be entitled to six (6) weeks paid vacation per year effective as of January 1, 2007.
Section 6. Termination.
a.	The Executive’s employment hereunder may be Terminated by the Bank or the Executive, as applicable, without any breach of this Agreement only under the following circumstances:
i.	Death. The Executive’s employment hereunder shall Terminate upon his death.

ii.	Disability. If the Executive has incurred a Disability, the Bank may give the Executive written notice of its intention to Terminate the Executive’s employment. In such event, the Executive’s employment with the Bank shall Terminate effective on the 30th day after receipt of such notice by the Executive, provided that within 30 days after such receipt, the Executive shall not have returned to full-time performance of his duties. The Executive shall continue to receive his Annual Base Salary until the Date of Termination.

iii.	Cause. The Bank may Terminate the Executive’s employment hereunder for Cause.

iv.	Good Reason. The Executive may Terminate his employment for Good Reason.

v.	Without Cause. The Bank may Terminate the Executive’s employment hereunder without Cause. If within 24 months following a Corporate Transaction the acquiring entity Terminates Executive, such Termination shall be considered a Termination without Cause.

vi.	Resignation without Good Reason. The Executive may resign his employment without Good Reason upon sixty (60) days prior written notice to the Bank; provided that, if the Executive Retires, as defined in

Section 7.g.i. of this Agreement, he shall make a good faith effort to provide the Bank with one (1) year prior written notice.
b.	Notice of Termination. Any Termination of the Executive’s employment by the Bank or by the Executive under this Section 6, other than Termination pursuant to Section 6.a.i. of this Agreement, shall be communicated by written notice to the other party hereto indicating the specific Termination provision in this Agreement relied upon, setting forth in reasonable detail the facts and circumstances claimed to provide a basis for Termination of the Executive’s employment under the provision so indicated, and specifying a Date of Termination which, except in the case of Termination for Cause, shall be at least fourteen (14) days following the date of such notice (a “Notice of Termination”).
Section 7. Severance Payments.
a.	Termination without Cause or for Good Reason. If the Executive is Terminated without Cause pursuant to Section 6.a.v. of this Agreement or Terminates for Good Reason pursuant to Section 6.a.iv. of this Agreement, the Executive shall be entitled to the following:
i.	A severance payment equal to two times the Annual Base Salary of the Executive on the Date of Termination payable in a lump sum within sixty (60) days after the Date of Termination.

ii.	A payment equal to seven (7) percent of the severance payment the Executive is entitled to receive pursuant to Section 7.a.i. of this Agreement, plus an additional payment equal to all federal, state and local income and employment taxes incurred due to such additional severance payment, payable in a lump sum within sixty (60) days after the Date of Termination. The intent of this payment is to compensate the Executive for matching contributions the Bank would have paid to his account under the Bank’s 401(k) Profit Sharing Plan if the Executive remained employed by the Bank.

iii.	For the duration of the applicable continuation coverage period under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Executive shall be eligible to participate in any health insurance plans maintained by the Bank (including coverage of his spouse); provided, that the Executive pays that portion of any health insurance premium (necessary to cover both the Executive and his spouse) which would have otherwise been paid by the Executive for coverage under the Bank’s plan(s) during his employment (determined as of the Date of Termination). At the end of such COBRA continuation coverage period, the Executive, if Retired (as defined in Section 7.g.i. of this Agreement), shall be eligible to participate, at his own expense, in any health insurance plan as provided in Section 7.g.ii of this Agreement. Within five (5) working days following the end of the COBRA continuation coverage period, the Bank shall make a lump sum payment to the Executive in an amount equal to (A) the difference between the total health insurance premium (necessary to cover both the Executive and his spouse) and that portion of the premium which would otherwise have been paid by the Executive for coverage under the Bank’s plan(s) during his employment, multiplied by (B) the difference between 24 and the number of months in the COBRA continuation coverage period.
iv.	For a period of twenty-four (24) months following the Date of Termination, the Bank will provide the Executive with the benefits (at substantially the level in effect for each benefit upon the Date of Termination) listed on Schedule 1, attached hereto.
b.	Termination Due to a Corporate Transaction. If the Executive is Terminated within twenty-four (24) months following a Corporate Transaction pursuant to Section 6.a.v. of this Agreement, the Executive shall be entitled to the following:
i.	A severance payment equal to three (3) times the Annual Base Salary of the Executive on the Date of Termination payable in a lump sum within sixty (60) days after the Date of Termination.

ii.	A payment equal to seven (7) percent of the severance payment the Executive is entitled to receive pursuant to Section 7.b.i. of this Agreement, plus an additional payment equal to all federal, state and local income and employment taxes incurred due to such additional severance payment, payable in a lump sum within sixty (60) days after the Date of Termination. The intent of this payment is to compensate the Executive for matching contributions the Bank would have paid to his account under the Bank’s 401(k) Profit Sharing Plan if the Executive remained employed by the Bank.

iii.	For the duration of the applicable COBRA continuation coverage period, the Executive shall be eligible to participate in any health insurance plans maintained by the Bank (including coverage of his spouse); provided, that the Executive pays that portion of any health insurance premium (necessary to cover both the Executive and his spouse) which would have otherwise been paid by the Executive for coverage under the Bank’s plan(s) during his employment (determined as of the Date of Termination). At the end of such COBRA continuation coverage period, the Executive, if Retired (as defined in Section 7.g.i. of this Agreement), shall be eligible to participate, at his own expense, in any health insurance plan as provided in Section 7.g.ii of this Agreement. Within five (5) working days following the end of the COBRA continuation coverage period, the Bank shall make a lump sum payment to the Executive in an amount equal to (A) the difference between the total health insurance premium (necessary to cover both the Executive and his spouse) and that portion of the premium which would otherwise have been paid by the

Executive for coverage under the Bank’s plan(s) during his employment, multiplied by (B) the difference between 36 and the number of months in the COBRA continuation coverage period.
iv.	For the period beginning on the Date of Termination and ending on the last day of the second taxable year of the Executive following the taxable year during which the Date of Termination occurred (the “Continuation Period”), the Bank will provide the Executive with the benefits (at substantially the level in effect for each benefit upon the Date of Termination) listed on Schedule 1, attached hereto. On the last day of the Continuation Period, the Bank shall pay to the Executive in a single lump sum payment an amount equal to the premiums required to be paid to continue the benefits described in this Section 7.b.iv. through the 36th month following the Date of Termination. The amount of such premiums shall be equal to the aggregate amount of the monthly premiums in effect at the end of the Continuation Period, multiplied by the number of months remaining in the 36-month period following the Date of Termination after the Continuation Period. Such payment shall be made within the five (5) working days following the end of the Continuation Period.
The payments required by this Section 7. b. shall be in lieu of any payments to which the Executive would otherwise be entitled under Section 7.a. of this Agreement. Furthermore, the Bank shall require, as part of any Corporate Transaction, that the entity with which the Bank engages in the Corporate Transaction assumes all liability for the severance payments and benefits to be made and/or provided to the Executive under this Section 7.b.
c.	Reduction in Force. The payments required by Sections 7.a. and 7.b. of this Agreement shall be in lieu of any payments to which the Executive would otherwise be entitled under the Bank’s general severance policy pertaining to reductions in force.

d.	Six-Month Distribution Delay. If the Executive is a “specified employee,” within the meaning of Code §409A and as determined under Croghan’s policy for determining specified employees, on the Date of Termination, all payments and benefits under this Section 7 (other than payments and benefits that are short-term deferrals, as defined in Treasury Regulation §1.409A-1(b)(4), or that are treated as separation pay under Treasury Regulation §1.409A-1(b)(9)(iii) or §1.409A-1(b)(9)(v)) shall not be paid or provided (or commence to be paid or provided) until the first business day after the date that is six (6) months following the Date of Termination (or, if earlier, the Executive’s death). The payment made on the first business day after the date that is six (6) months following the Date of Termination shall include the cumulative amount of any amounts that could not be paid or provided during such six-month period.

e.	Code §280G. Notwithstanding any other provision herein or in any other plan or arrangement maintained by the Bank or any of its affiliates to the contrary, to the extent that any payment or distribution of any type to or for the benefit of the Executive by the Bank or any of its affiliates, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (collectively, the “Total Payments”) is or will be subject to the excise tax imposed under Code §4999, or similar successor provision, then the Total Payments shall be reduced (but not below zero) so that the maximum amount of the Total Payments after reduction shall be one dollar ($1.00) less than the amount which would cause the Total Payments to be subject to the excise tax imposed under Code §4999. Any such reduction shall be made by reducing any cash severance benefits. Unless the Bank and the Executive otherwise agree in writing, any determination required under this Section 7.e. shall be made in writing by the financial accountants of the Bank whose determination shall be conclusive and binding upon the Bank and the Executive for all purposes. The Bank and the Executive shall furnish to the accountants such information and documents as the accountants may reasonably request in order to make a determination under this Section 7.e.
f.	Survival. The expiration or termination of the Term shall not impair the rights or obligations of any party hereto which shall have accrued hereunder prior to such expiration.

g.	Retiree Medical Benefits.
i.	The Executive shall be eligible for “Retirement” upon attaining the age of fifty-five (55) and completing six (6) consecutive years of service with the Bank. The Bank and the Executive hereby acknowledge that application of this definition entitles the Executive to Retire at anytime during the Term.

ii.	On the Date of Termination, if the Bank provides medical insurance that permits retired employees of the Bank to participate in such plan at the retiree’s expense, the Executive, if Retired, shall be eligible to participate, at his own expense, in such medical insurance plan. However, on the Date of Termination, if the Bank does not provide medical insurance that permits retired employees of the Bank to participate in such plan, then the Bank shall pay to the Executive, if Retired, a lump sum payment within sixty (60) days after the Date of Termination equal to the present value of, that portion of any health insurance premium paid by the Executive for comparable private family medical insurance coverage which exceeds the premiums that would have otherwise been paid by the Executive for coverage under the Bank’s plan (determined as of the last date the Bank maintained such a Plan), multiplied by the actuarially determined life expectancy of the Executive.
Section 8. Competition.
a.	Executive shall not, at any time during the Term, and, if Executive’s employment is Terminated by the Executive without Good Reason, or by the Bank for Cause,

then during the twenty-four (24) month period following such Date of Termination, without the prior written consent of the Board, directly or indirectly engage in, or have any interest in or manage or operate any Bank or financial institution located within a fifty (50) mile radius of Fremont, Ohio, whether such engagement occurs in the capacity of a director, officer, employee, agent, representative, partner, security holder, consultant, or otherwise or solicit any customer or employee of the Bank for any purpose; provided, however, that Executive shall be permitted to acquire a stock interest in such a corporation provided such stock is publicly traded and the stock so acquired is not more than one (1) percent of the outstanding shares of such corporation.
b.	In the event that the provisions of Section 8.a. of this Agreement shall be determined by any court of competent jurisdiction to be unenforceable by reason of its extending for too great a period of time or over too great a geographical area or by reason of its being too extensive in any other respect, then such provisions shall be interpreted to extend only over the maximum period of time for which it may be enforceable, and/or over the maximum geographical area as to which it may be enforceable, and/or to the maximum extent in all other respects as to which it may be enforceable, all as determined by such court in such action.
Section 9. Nondisclosure of Proprietary Information.
a.	Except as required in the faithful performance of the Executive’s duties hereunder or pursuant to Section 9.c. of this Agreement, Executive shall, in perpetuity, maintain in confidence and shall not directly or indirectly use, disseminate, disclose, or publish, or use for his benefit or the benefit of any person, firm, corporation, or other entity any confidential or proprietary information or trade secrets of or relating to the Bank, including, without limitation, information with respect to the Bank’s operations, processes, products, inventions, business practices, finances, principals, vendors, suppliers, customers, potential customers, marketing methods, costs, prices, contractual relationships, regulatory sums, compensation paid to employees or other terms of employment, or deliver to any person, firm, corporation or other entity any document, record, notebook, computer program, or similar repository of or containing any such confidential or proprietary information or trade secrets. The parties hereby stipulate and agree that as between them the foregoing matters are important, material, confidential, and proprietary information and trade secrets and affect the successful conduct of the business of the Bank.

b.	Upon Termination of Executive for any reason, the Executive shall promptly deliver to the Bank all correspondence, drawings, manuals, letters, notes, notebooks, reports, programs, plans, proposals, financial documents, or any other documents which either concern the Bank’s customers, business plans, marketing strategies, products, or processes, or which contain proprietary information or trade secrets of the Bank.

c.	Executive may respond to a lawful and valid subpoena or other legal process seeking any of the information or material referred to in Sections 9.a. or 9.b. of this Agreement, but shall give the Bank the earliest possible notice thereof, and shall, as much in advance of the return date as possible, make available to the Bank and its counsel the documents and other information sought and shall assist such counsel in resisting or otherwise responding to such process.
Section 10. Injunctive Relief.
The Executive recognizes and acknowledges that a breach of the covenants contained in Sections 8 and 9 of this Agreement would cause irreparable damage to the Bank and its goodwill, the exact amount of which would be difficult or impossible to ascertain, and that the remedies at law for any such breach would be inadequate. Accordingly, Executive agrees that in the event of a breach of any of the covenants contained in Sections 8 and 9 of this Agreement, in addition to any other remedy which may be available at law or in equity, the Bank shall be entitled to specific performance and injunctive relief.
Section 11. Successors and Assigns.
This Agreement shall be binding upon and inure to the benefit of the Bank, the Executive, and their respective successors, assigns, personnel and legal representatives, executors, administrators, heirs, distributes, devisees, and legatees, as applicable; provided, however, that the Executive acknowledges that this Agreement is a personal services contract and is therefore not assignable by Executive.
Section 12. Governing Law.
This Agreement shall be governed, construed, interpreted, and enforced in accordance with the laws of the State of Ohio.
Section 13. Validity.
The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.
Section 14. Notices.
Any notice, request, claim, demand, document, or other communication hereunder to any party shall be effective upon receipt (or refusal of receipt) and shall be in writing and delivered personally or sent by fax, electronic mail, or certified or registered mail, postage prepaid, as follows:
a.	If to the Bank: Pamela J. Swint, AVP/Human Resources Manager The Croghan Colonial Bank 323 Croghan Street

Fremont, OH 43420
b.	If to the Executive, to him at the address set forth below under his signature on the last page of this Agreement; or to any other address as any party shall have specified for itself by notice in writing to the other parties.
Section 15. Counterparts.
This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same agreement, which shall be sufficiently evidenced by any one of such original counterparts.
Section 16. Scope of Agreement.
The terms of this Agreement are intended by the parties to constitute the final expression of their agreement with respect to the employment of the Executive by the Bank and may not be contradicted by evidence of any prior or contemporaneous agreement. The parties further intend that this Agreement shall constitute the complete and exclusive statement of its terms and that no extrinsic evidence whatsoever may be introduced in any judicial, administrative, or other legal proceeding to vary the terms of this Agreement.
Section 17. Amendments and Waivers.
This Agreement may not be modified, amended, or terminated except by an instrument in writing, signed by the Executive and by a member of the Board acting under the express authority of the Board. No right or power under this Agreement, including but not limited to any right of Termination by either party under Section 6 of this Agreement, shall be waived except by an instrument in writing, signed by the party whose right or power is thereby being waived. No such waiver shall operate as a waiver of, or estoppel with respect to, any other or subsequent failure. No failure to exercise and no delay in exercising any right, remedy, or power hereunder shall preclude any other or further exercise of such or any other right, remedy, or power provided herein or by law or in equity.
Section 18. No Inconsistent Actions.
The parties hereto shall not voluntarily undertake or fail to undertake any action or course of action inconsistent with the provisions or essential intent of this Agreement. Furthermore, it is the intent of the parties hereto to act in a fair and reasonable manner with respect to the interpretation and application of the provisions of this Agreement.
Section 19. Arbitration.
Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration, conducted before a panel of three arbitrators in accordance with the rules of the American Arbitration Association then in effect. The arbitration shall be held at a location mutually agreed to by the parties. If no agreement can be reached, then the arbitration shall be held in Toledo, Ohio at a location designated by the arbitration chairperson. The Bank shall be entitled to pick one arbitrator and Executive shall pick an arbitrator. The two arbitrators so chosen shall submit names for a third arbitrator to Bank and Executive. The third arbitrator chosen shall serve as chairperson. Following the selection of arbitrators, a time for arbitration mutually convenient to all parties shall be chosen. Judgment may be entered on the arbitrator’s award in any court having jurisdiction; provided, however, that the Bank shall be entitled to seek a restraining order or injunction in any court of competent jurisdiction to prevent any continuation of any violation of the provisions of Sections 8 or 9 of this Agreement and the Executive hereby consents that such restraining order or injunction may be granted without the necessity of the Bank’s posting any bond; and provided further that the Executive shall be entitled to seek specific performance of his right to be paid until the Date of Termination during the pendency of any dispute or controversy arising under or in connection with this Agreement. The fees and expenses of the arbitrators shall be borne by the Bank.
            IN WITNESS WHEREOF, the parties have executed this Employment Agreement by and between The Croghan Colonial Bank and Steven C. Futrell on August 29, 2007.

BANK	EXECUTIVE

/s/ Daniel W. Lease	/s/ Steven C. Futrell

Name: Daniel W. Lease	Steven C. Futrell
Title: Chairman, Compensation Committee	Address: 297 Greenbriar Cir.
Fremont, Ohio 43420

SCHEDULE 1
Benefits Pursuant to Sections 7.a.iv. and 7.b.iv. of
the Employment Agreement with Steven C. Futrell
As provided in Sections 7.a.iv and 7.b.iv of the Employment Agreement (the “Agreement”) by and between The Croghan Colonial Bank (the “Bank”) and Steven C. Futrell (the “Executive”), the Bank shall provide to the Executive the following benefits to the extent the Executive was entitled to participate in the following plans and programs maintained by the Bank immediately prior to the Date of Termination as defined in the Agreement, at the same premium cost to the Executive and at the same coverage level as in effect immediately preceding the Date of Termination:
(1)	Dental Insurance

(2)	Vision Insurance

(3)	Provident Life Insurance

(4)	Voluntary Benefits (Life & Long Term Care, Cancer, Heart/Stroke)

(5)	Employee Assistance Program (End of month of DOT)

(6)	2002 Stock Option Plan (no awards have been granted)

(7)	Supplemental Retirement Plan/Bank-Owned Life Insurance ($25,000 death benefit — non-forfeiture)

(8)	Fremont Country Club Fees

(9)	Rotary Service Club Fees